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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
(Dollars in millions)	2007	2008	2009	2010	2011
Earnings:
Income from continuing operations before income taxes	$2,388	$2,471	$1,834	$3,514	$3,984
Equity investee (earnings) or losses	(35)	(55)	(51)	(90)	(109)
Fixed charges	324	410	465	589	809
Distributed income from equity investments	—	35	94	78	104
Non-controlling interest	(11)	(92)	(65)	(114)	(27)
Capitalized interest	(51)	(18)	(18)	(6)	(13)

Total earnings	$2,615	$2,751	$2,259	$3,971	$4,748

Fixed Charges:
Interest expense	$286	$378	$441	$563	$776
Estimated interest portion of rental payments(a)	38	32	24	26	33

Fixed charges	$324	$410	$465	$589	$809

Ratio of earnings to fixed charges	8.07	6.71	4.86	6.74	5.87

(a)
Interest expense was estimated by using one-third of total rental payments.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES